                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2002






                         Commission File Number 1-13953






                                W. R. GRACE & CO.
                           SAVINGS AND INVESTMENT PLAN






                                W. R. GRACE & CO.
                                7500 GRACE DRIVE
                            COLUMBIA, MARYLAND 21044

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
DECEMBER 31, 2002 AND 2001

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrative Committee of the
W. R. Grace & Co. Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Savings and Investment Plan (the "Plan"), formerly known as the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2003

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                       DECEMBER 31,
                                                2002                 2001
                  ASSETS

Investments, at fair value
   Guaranteed Investment Contracts        $  237,402,476       $  225,046,859
   Mutual Funds                              151,041,578          184,608,222
   Grace Common Stock Fund                    24,101,477           17,065,769

   Participant Loans, at cost                  5,217,747            5,144,781

Receivables
   Contributions Receivable                      166,381                4,011
   Due from Hourly Plan                                -              259,259
                                         ----------------     ----------------
                                             417,929,659          432,128,901

                LIABILITIES

Accrued Administrative Expenses                   (3,066)              (4,825)
                                         ----------------     ----------------
NET ASSETS AVAILABLE FOR BENEFITS         $  417,926,593       $  432,124,076
                                         ----------------     ----------------





   The accompanying notes are in integral part of these financial statements.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                                 FOR THE YEAR ENDED
                                                                                    DECEMBER 31,
                                                                              2002                2001
ADDITIONS
   Additions to net assets attributable to:
      Contributions
         Participants                                                   $   18,384,878        $   12,670,992
         Employer                                                           11,028,369             7,750,963
                                                                       ----------------      ----------------
                                                                            29,413,247            20,421,955
                                                                       ----------------      ----------------

   Investment income (loss):
      Interest in the investment loss of the W. R. Grace & Co.
         Savings Plan Master Trust                                                   -           (22,529,432)
      Interest and dividends                                                15,557,079                     -
      Net depreciation in fair value of investments                        (29,074,955)                    -
                                                                       ----------------      ----------------
                                                                           (13,517,876)          (22,529,432)
                                                                       ----------------      ----------------
            TOTAL                                                           15,895,371            (2,107,477)
                                                                       ----------------      ----------------

DEDUCTIONS
   Deductions from net assets attributable to:
      Participant withdrawals                                               29,863,564            59,520,997
      Administrative expenses                                                  229,290                71,168
                                                                       ----------------      ----------------
            TOTAL                                                           30,092,854            59,592,165
                                                                       ----------------      ----------------

NET DECREASE PRIOR TO TRANSFERS FROM OTHER PLANS                           (14,197,483)          (61,699,642)

   Net transfers from other plans                                                    -            38,700,529
                                                                       ----------------      ----------------

NET DECREASE                                                               (14,197,483)          (22,999,113)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                       432,124,076           455,123,189
                                                                       ----------------      ----------------

END OF YEAR                                                             $  417,926,593        $  432,124,076
                                                                       ----------------      ----------------


   The accompanying notes are in integral part of these financial statements.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

   The following description of the W. R. Grace & Co. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

   GENERAL

   On April 2, 2001, W. R. Grace & Co. ("Grace") and 61 of its U.S. subsidiaries and affiliates (collectively, the "Company") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Bankruptcy Court approved on April 2, 2001 an order that authorized the debtors and debtors in possession under the bankruptcy filing, to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Under the Court's authorization, Grace has continued to meet its obligations under the Plan. Should the Plan terminate as a result of Chapter 11 proceedings, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the Plan document.

   The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   Effective December 31, 2001, the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Hourly Plan") was merged with and into the Plan. Effective on the date of the merger $34,303,697 was transferred from the Hourly Plan to the Plan. On January 1, 2002, the Plan was renamed the W. R. Grace & Co. Savings and Investment Plan.

   Effective January 31, 2001, assets of the ICI Americas Inc. Retirement Savings Plan (the "ICI Plan"), in the amount of $4,055,195, were transferred to the Plan. This amount represented the account balances of the participants of the ICI Plan who became Grace employees as a result of Grace's purchase of the hydroprocessing catalyst business of ICI.

   Additionally, there are from time to time other plan mergers that occur in the normal course of plan operations. These smaller mergers amounted to $341,637 for the year ended December 31, 2001.

   ELIGIBILITY AND VESTING

   Prior to the merger of the Hourly Plan, Grace and its subsidiaries designated as eligible participants in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed three months of service. Effective January 1, 2002, hourly employees are also available to participate in the Plan, subject to the same eligibility terms and conditions.

   A participant's interest (employee contributions, Company contributions, and earnings thereon) in the Plan is always fully vested.



                                       -4

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   CONTRIBUTIONS

   Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, and tips and bonus awards (excluding long-term incentive bonuses and retention bonuses)).

   Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $11,000 and $10,500 for 2002 and 2001, respectively. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $200,000 and $170,000 for 2002 and 2001, respectively.

   The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Therefore, the maximum Company contribution is 6% of a participant's compensation.

   For periods after January 1, 2001, Company contributions are allocated to investment options in accordance with the participant's investment election.

   The Plan currently offers 27 mutual funds, the Grace Common Stock Fund, and a Fixed Income Fund comprised principally of guaranteed investment contracts as investment options for participants.

   The Plan provides that a statement of each participant's account be sent to the participant not less frequently than once in each Plan year.

   Additionally, on any business day, participants may allocate their future contributions among any of the investment options and may transfer the amounts related to their prior contributions in any of the investment options to other investment options. All investment options are participant-directed.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution, and an appropriate allocation of Plan earnings (losses), and charged with an allocation for administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   PARTICIPANT LOANS

   Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general-purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate on the loan is set on the application date and equals the prime interest rate on the last business day of the preceding calendar quarter plus 2 percent. The interest rate and repayment amounts for the loans are fixed for the term of the loan; loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   Interest paid on loans is credited to the individual investment options from which the loan was taken.

   PAYMENT OF BENEFITS

   Upon disability, retirement, or other termination of service, a participant who is not eligible to elect or who does not elect to defer the distribution may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   RECLASSIFICATIONS

   Prior to December 31, 2001, the assets of the Plan were commingled in the W.R. Grace & Co. Savings Plan Master Trust (the "Master Trust") with the assets of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan. The Master Trust was administered by the Fidelity Management Trust Company ("Fidelity" or "Trustee"). The participating plans had a specific interest in the Master Trust's net assets. Fidelity continues to serve as the Trustee for the surviving W. R. Grace & Co. Savings and Investment Plan.

   As a result of the merger of the Hourly Plan with and into the Plan on December 31, 2001, the Plan became the sole participant in the Master Trust; therefore the investment balances were reclassified in the prior year's statement of net assets available for benefits to reflect plan-level accounting versus Master Trust-level accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   Investments in publicly traded securities and mutual funds are stated at fair value. Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in guaranteed investment contracts held in the Fixed Income Fund (see Note 4) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

   Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   Income of each investment option is reinvested in that option. The Trustee manages the Grace Common Stock Fund and the Employee Stock Ownership Plan ("ESOP") portion of the Plan by purchasing shares of Grace common stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers to the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   The Plan records a realized gain or loss on Grace Common Stock Fund units distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the units distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the sale price. Accordingly, participants hold units in the fund and not shares, the value of which is $1.02 and $0.81 per unit at December 31, 2002 and 2001, respectively, versus Grace common stock which is valued at $1.96 and $1.55 per share at December 31, 2002 and 2001, respectively.

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   PAYMENT OF BENEFITS

   The Plan recognizes benefits when paid.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with GAAP requires the Plan fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

   RISKS AND UNCERTAINTIES

   The Plan provides for various investment options. Investments are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3. INVESTMENTS

   The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

   =========================================================================================================
                                                                                   DECEMBER 31,
                                                                       -------------------------------------
                                                                            2002                 2001
   =========================================================================================================
   Guaranteed Investment Contracts (GICs)
             State Street Bank & Trust Co., 6.03%,
                 various maturity dates                                $   74,411,704        $  86,396,415
             AEGON Institutional Markets, 5.30%                            58,587,036                    -
             Pacific Life Insurance Co., 6.09%                             21,361,975                    -
             CDC IXIS, 3.14%                                               22,027,970                    -
             Metropolitan Life Insurance Co., 6.94%                                 -           31,616,342

   Fidelity Management Trust Company
             Fidelity Contrafund, 776,321 and 806,156 shares,
                 respectively                                              29,965,984           34,479,301
             Fidelity Growth and Income Fund, 697,154 and
                 729,423 shares, respectively                              21,130,752           27,265,840
             Fidelity Balanced Fund, 1,629,172 and 1,687,356
                 shares, respectively                                      21,651,700           25,141,612
             Fidelity Blue Chip Fund, 1,359,154 and 1,343,618
                 shares, respectively                                      43,411,402           57,694,952

   Grace Common Stock Fund, 23,703,537 units                               24,101,477                    -
   =========================================================================================================

   During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $29,074,955 as follows:

   ==========================================================================
                                                         FOR THE YEAR ENDED
                                                          DECEMBER 31, 2002
   ==========================================================================
   Mutual Funds                                           $    (34,146,657)
   Common Stocks                                                 5,071,702
                                                         --------------------
                                                          $    (29,074,955)
   ==========================================================================

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4. GUARANTEED INVESTMENT CONTRACTS

   Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which approximates fair value. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:

   ===================================================================================================================
                                                                           VALUE AT DECEMBER 31,
                                                            ------------------------------------------     MATURITY
                    ISSUER                          RATE         2002                2001                    DATE
   ===================================================================================================================
   GUARANTEED INVESTMENT CONTRACTS (GICS)
   --------------------------------------
   Metropolitan Life Insurance Co.                  6.94%   $   8,875,261        $  31,616,342              Mar-03
   Peoples Security Life Insurance Co.              6.40%              --           10,612,574              Dec-02
   Transamerica Occidental Life Insurance Co.       6.13%       5,266,072           14,885,722              Mar-03
   New York Life Investment Management LLC          6.63%      11,195,742           20,944,053              Jun-03
   Pacific Life Insurance Co.                       6.87%              --            8,176,221              Jun-02
                                                    6.09%      21,361,975           20,135,708              Dec-03
   MassMutual Financial Group                       6.98%       6,009,323            5,617,240              Dec-03
   SEI Trust Co.                                    5.88%      12,487,874           11,365,190              various
   Principal Life Insurance Co.                     6.10%      13,001,700           12,254,194              Sep-03
                                                            ------------------------------------
        Total Traditional GICs                                 78,197,947          135,607,244

   SYNTHETIC GICS
   --------------
   CDC IXIS                                         3.14%
      Wrapper Contract                                            (92,115)                   -              various
      Underlying Assets:
        Interest in the UAM Trust Co. Dwight
           Target 2 Fund Master Trust                          22,120,085                    -
   AEGON Institutional Markets                      5.30%
      Wrapper Contract                                         (3,258,487)                   -              various
      Underlying Assets:
        Interest in the UAM Trust Co. Dwight
           Target 2 Fund Master Trust                          10,129,036                    -
        Interest in the UAM Trust Co. Dwight
           Target 5 Fund Master Trust                          51,716,487                    -
   State Street Bank & Trust Co.                    6.03%
      Wrapper Contract                                         (6,528,729)          (2,359,402)             various
      Underlying Assets:
        Interest in the UAM Trust Co. Dwight
           Target 5 Fund Master Trust                          80,940,433           88,755,817
                                                            ------------------------------------
        Contract Value                                        155,026,710           86,396,415
                                                            ------------------------------------

        Total Contracts                                       233,224,657          222,003,659
        Commercial Paper                                        4,177,819            3,043,200              various
                                                            ------------------------------------
   TOTAL FIXED INCOME FUND                                  $ 237,402,476        $ 225,046,859
   ===================================================================================================================

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5. MASTER TRUST

   Prior to December 31, 2001, the Plan's investments were held in the Master Trust, which was established for the investment of assets of the Plan, formerly known as the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, and the W. R. Grace & Co. Hourly Employees Savings and Investment Plan. Each participating retirement plan had a specific interest in the Master Trust. The assets of the Master Trust were held by the Trustee. Effective with the Hourly Plan merger on December 31, 2001, the Plan had a 100% interest in the Master Trust at December 31, 2001. As a result of the Plan's 100% ownership interest in the Master Trust, the statement of net assets available for benefits presents the net assets at the Plan level.

   Contributions and benefit payments were specifically allocated to the operation of the appropriate plan. However, other plan income and expenses were allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocated trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The statement of changes in net assets available for benefits for the year ended December 31, 2001 reflects the Plan's share of the Master Trust activities using this allocation method.

   The following table presents the total net investment loss for both the Plan and the Hourly Plan which are included in the Master Trust for the year ended December 31, 2001:

   ===========================================================================

   ===========================================================================
   INVESTMENT INCOME
       Interest and Dividends                                $   17,548,754
   NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
       W.R. Grace & Co. Common Stock                            (12,161,369)
       Mutual Funds                                             (31,007,165)
                                                            ------------------
                                                             $  (25,619,780)
   ===========================================================================

   The Plan's interest in the investment income (loss) of the Master Trust for the year ended December 31, 2001 was as follows:

   ===========================================================================

   ===========================================================================
   INVESTMENT INCOME
        Interest and Dividends                               $   16,346,727
   NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
        Mutual Funds                                            (29,220,829)
        Common Stocks                                            (9,655,330)
                                                            ------------------
                                                             $  (22,529,432)
   ===========================================================================

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


6. RELATED-PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $229,290 and $71,168 for the years ended December 31, 2002 and 2001, respectively.

   W. R. Grace & Co., as plan sponsor, is also a related party. The Grace Common Stock Fund includes shares of Grace common stock, along with cash reserve amounts. At December 31, 2002 and 2001, the Plan held 23,703,537 and 21,168,553 units of Grace stock, respectively. The fair value of the Grace Common Stock Fund was $24,101,477 and $17,065,769 at December 31, 2002 and 2001, respectively. Purchases of $15,229,192 (13,838,034 units) and $7,965,879 (8,217,641 units) and sales of $13,265,186 (11,303,050 units) and
   $6,371,448 (5,488,149 units) of Grace common stock were made during 2002 and 2001, respectively.

7. FEDERAL INCOME TAXES

   On July 13, 1995, the Internal Revenue Service ("IRS") issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. On February 28, 2002 the Plan administrator submitted an application to the IRS for a new determination letter. A response has not yet been received; however, the Plan fiduciaries believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan fiduciaries believe the Plan continues to be qualified, and the related trust continues to be tax exempt.

8. PLAN TERMINATION

   Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors. In the event the Plan terminates, participants would receive the value of their account balances at the time of distribution.

9. SUBSEQUENT EVENTS

   On March 17, 2003, Grace notified participants in the Plan of changes in the operation of the Grace Common Stock Fund. In recognition that the value of Grace common stock is more likely to be affected by speculation as Grace progresses toward a plan of reorganization in its Chapter 11 proceeding, commencing on April 16, 2003, Grace prohibited participants from directing payroll contributions into the Grace Stock Fund. Participants were permitted to redirect such contributions to any other available investment option at any time and, in the absence of any election, such contributions were directed into the Fixed Income Fund. Additionally, effective April 21, 2003, participants were prohibited from making transfers from other investment options into the Grace Stock Fund. However, participants in the Plan will continue to be able to transfer existing balances out of the Grace Stock Fund into the other available investment options offered by the Plan.

   On March 26, 2003, Fidelity temporarily suspended the ability of participants with investment balances held in the Grace Common Stock Fund to redeem (i.e., sell or transfer to another investment option) any interests in Grace common stock. This temporary suspension was necessitated due to heavy requests for redemptions and market conditions that did not provide sufficient liquidity

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   to execute each redemption request. The suspension enabled the Grace Stock Fund to sell off the backlog of orders and to replenish the Grace Stock Fund's cash component in accordance with its investment objectives and policies. The suspension ended on April 14, 2003. During the suspension, the Grace Stock Fund converted from the unitized method of trading to real time trading, which allows participants to sell Grace common stock by directly submitting orders to the stock market.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUER, BORROWER, LESSOR,      DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                       CURRENT
OR SIMILAR PARTY                           RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE       COST **        VALUE
--------------------------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company *
Mutual Funds:
                                           PIMCO Total Return ADM, 126,930 shares                                 $ 1,354,339
                                           Franklin Small/Mid-Cap Growth A, 65,670 shares                           1,441,452
                                           Templeton Foreign A, 43,644 shares                                         362,678
                                           Invesco Core Equity, 31,302 shares                                         299,553
                                           AM Cent International Growth, 108,245 shares                               690,602
                                           JPM US Small Company Institutional, 37,057 shares                          368,715
                                           Fidelity Contrafund, 776,321 shares                                     29,965,984
                                           Fidelity Equity Inc, 37,174 shares                                       1,474,697
                                           Fidelity Investment Growth BD, 145,257 shares                            1,099,592
                                           Fidelity Growth and Income, 697,154 shares                              21,130,752
                                           Fidelity OTC Portfolio, 620,057 shares                                  14,825,568
                                           Fidelity Europe, 17,425 shares                                             319,220
                                           Fidelity Balanced, 1,629,172 shares                                     21,651,700
                                           Fidelity Blue Chip, 1,359,154 shares                                    43,411,402
                                           Fidelity Low PR Stock, 240,026 shares                                    6,041,454
                                           Fidelity Diverse International, 54,060 shares                              927,672
                                           Fidelity Freedom Income, 32,737 shares                                     347,010
                                           Fidelity Freedom 2000, 11,343 shares                                       124,889
                                           Fidelity Freedom 2010, 52,327 shares                                       598,617
                                           Fidelity Freedom 2020, 46,675 shares                                       496,625
                                           Fidelity Freedom 2030, 15,604 shares                                       159,790
                                           Spartan Total Market Index, 12,730 shares                                  293,433
                                           Spartan Extended Market Index, 4,331 shares                                 83,285
                                           Spartan International Index, 5,559 shares                                  111,966
                                           Spartan US Equity Index, 48,437 shares                                   1,508,814
                                           Fidelity US Bond Index, 173,603 shares                                   1,951,299
                                           Fidelity Freedom 2040, 80 shares                                               470
Common Stock Fund:
  Grace Common Stock Fund*                 Grace Common Stock, 23,703,537 units                                    24,101,477

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUER, BORROWER, LESSOR,      DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                       CURRENT
OR SIMILAR PARTY                           RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE       COST **        VALUE
------------------------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts:
   State Street Bank & Trust Co.           Interest rate of 6.03%, various maturity dates                           74,411,705
   AEGON Institutional Markets             Interest rate of 5.30%, open maturity dates                              48,991,673
   CDC IXIS                                Interest rate of 3.14%, open maturity dates                              22,027,970
   Pacific Life Insurance Co.              Interest rate of 6.09%, December 2003                                    21,361,975
   Principal Life Insurance Co.            Interest rate of 6.10%, September 2003                                   13,001,700
   SEI Trust Co.                           Interest rate of 5.34%, open maturity dates                              12,487,874
   New York Life Investment
     Management LLC                        Interest rate of 6.63%, June 2003                                        11,195,742
   AEGON Institutional Markets             Interest rate of 5.30%, open maturity dates                               9,595,362
   Metropolitan Life Insurance Co.         Interest rate of 6.94%, March 2003                                        8,875,261
   MassMutual Financial Group              Interest rate of 6.98%, December 2003                                     6,009,323
   Transamerica Occidental
     Life Insurance Co.                    Interest rate of 6.13%, March 2003                                        5,266,072
   STIF                                    Interest rate of 1.35%                                                    4,177,819

Loans:
   Participant Loans *                     Interest Rates Vary from 6.0% to 11.5%                                    5,217,747
                                                                                                                  ------------
                                                                                                                  $417,763,278
                                                                                                                  ============

* - Denotes a party-in-interest
** - Cost is not required as all amounts are participant directed

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                W. R. GRACE & CO.
                                                SAVINGS AND INVESTMENT PLAN


                                                By:   /s/ W. Brian McGowan
                                                      --------------------
                                                      W. Brian McGowan
                                                      Senior Vice President
                                                      Corporate Administration




Date: June 27, 2003

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------

    23         Consent of Independent Accountants

    99         Certification under Section 906 of the Sarbanes-Oxley Act of 2002







                                      II-2